

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 30, 2010

Hassan Salari
President
Kid's Book Writer Inc.
408 Granville Street, Suite 1023
Vancouver, BC, V6C 1T2, Canada

      Re: Kid's Book Writer Inc.
              Preliminary Information Statement on Schedule 14C
              Filed September 24, 2010
              File No. 000-53376

Dear Mr. Salari:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise your Information Statement to specifically disclose under Proposal #1 the number of shares of common stock that will be available after giving effect to the increase in authorized shares. In addition, because the reverse stock split will have the effect of increasing the number of authorized shares of common stock available for issuance, the effect of the reverse stock split should be clearly indicated. As an example, consider including a table in Proposal #3 showing the total number of shares authorized (after giving effect to Proposal #1), issued and outstanding, authorized and reserved for issuance, and authorized and unreserved both before and after the reverse stock split.

Proposal #3: Consolidation

2.   We note your statement that you anticipate entering into a business combination agreement with a company in the healthcare field. Please revise your filing to disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions. If you have no such plans, please include a clear statement to the effect that you have no plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have questions or comments, please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477. If you require further assistance, you may contact me at (202) 551-3457.

                                        Sincerely,

                                        Maryse Mills-Apenteng
                                        Special Counsel